Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Formation
SmartStop OP, L.P.	Delaware

* Excludes consolidated subsidiaries wholly-owned by SmartStop OP, L.P. carrying on the same line of business (the ownership of commercial real estate). A total of 154 subsidiaries have been excluded, each of which operates in the United States, other than 13 subsidiaries which operate in Canada. Also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2023.